Exhibit 99.1

FOR IMMEDIATE RELEASE

Rentech Nitrogen Partners, L.P. Announces Results for the Second Quarter 2015; Cash Distribution of $1.00 per Unit

Expects Cash Distributions for 2015 of Approximately $2.00 per Unit

LOS ANGELES, CA (August 11, 2015) – Rentech Nitrogen Partners, L.P. (NYSE: RNF) today announced financial and operating results for the three and six months ended June 30, 2015. The partnership also announced a cash distribution of $1.00 per unit for the second quarter of 2015.

Keith Forman, CEO of Rentech Nitrogen, said, “Our second quarter results exceeded our expectations. Favorable weather at the beginning of the spring application period resulted in strong demand for ammonia and ammonium sulfate. In addition, I’m pleased to see the Pasadena facility generate another quarter of positive EBITDA. We are well on our way to generating EBITDA in the range of $10 million at Pasadena this year.”

Mr. Forman continued, “We are forecasting 2015 to be our second best year since going public, with cash distributions for the year of approximately $2.00 per unit and consolidated EBITDA of about $118 million.”

Mr. Forman added, “We are excited about the merger with CVR Partners that was announced yesterday, and we continue our process to sell the Pasadena facility separately.”

Three Months Ended June 30, 2015

Revenues for the second quarter of 2015 were $109.9 million, compared to $113.6 million in 2014. Gross profit for the second quarter of 2015 was $44.7 million, compared to $28.2 million for the same period last year. Adjusted EBITDA for the second quarter of 2015 was $47.7 million, compared to $30.7 million in the corresponding 2014 period. A further explanation of Adjusted EBITDA, a non-GAAP financial measure, as used here and throughout this press release appears below.

During the second quarter of 2015, Rentech Nitrogen recorded an asset impairment charge of $101.8 million for the Pasadena Facility, due to our conclusion that our process to evaluate strategic alternatives and the announced agreement with CVR Partners made it more likely than not that the facility would be sold or otherwise disposed of before the end of its previously estimated useful life. This conclusion requires that the estimate of future cash flows used to calculate the fair value of the facility must include estimated sale proceeds and interim cash flows leading up to the sale.

Net loss for the second quarter of 2015 was $(66.2) million, or a loss of $(1.70) per basic unit. This compares to net loss of $(8.9) million, or a loss of $(0.23) per basic unit, for the prior year period. Net income was $35.6 million, or $0.92 per unit, for the quarter ended June 30, 2015, excluding the loss due to the Pasadena asset impairment. This compares to net income $18.3 million, or $0.47 per unit, for the prior year period, excluding an impairment to Pasadena goodwill.

East Dubuque Facility

Revenues for the second quarter of 2015 were $72.1 million, compared to $73.9 million for the same period last year. The decrease was primarily due to lower sales volumes and prices for UAN, partially offset by higher sales volumes and prices for ammonia.

Ammonia deliveries increased due to strong demand from agricultural and industrial customers leading into the spring planting season. Volumes were low in 2014 because production was interrupted by a planned turnaround and a fire in the fourth quarter of 2013. Volumes were also higher in 2015 as a result of operating at expanded rates following the completion of the ammonia capacity expansion. UAN deliveries decreased due to greater demand for ammonia and lower priced urea, and wet conditions during the UAN application period.

Average sales prices per ton for the second quarter of 2015 were 6% higher for ammonia and 7% lower for UAN, as compared with the same period last year. These two products comprised 88% of our East Dubuque Facility’s revenues for the second quarter of 2015 and 88% for the same period in the prior year. The increase in ammonia prices is due primarily to an increase in demand due to ideal conditions for applying ammonia. The decrease in UAN prices is due primarily to lower demand for UAN.

Gross profit was $42.7 million for the second quarter of 2015; this compares to $33.0 million for the same period last year. Gross profit margin for the second quarter of 2014 was 59%, compared to 45% for the same period last year. The increases in gross profit and gross margin were primarily due to higher sales volumes and prices for ammonia, business interruption insurance proceeds of $4.4 million related to the 2013 fire and unrealized gains on natural gas derivatives, partially offset by lower sales volumes and prices for UAN. Gross profit margin, without business interruption insurance proceeds and natural gas derivatives, was 51% for the second quarter of 2015, compared to 45%, without natural gas derivatives, for the same period in the prior year.

Adjusted EBITDA for the second quarter of 2015 was $46.6 million, compared to $36.8 million in the corresponding period in 2014.

Net income was $41.2 million for the second quarter of 2015, compared to $31.6 million for the same period last year.

Pasadena Facility

Revenues for the second quarter of 2015 were $37.8 million, compared to $39.7 million for the same period last year. The decrease was due to lower sales volumes for ammonium sulfate and ammonium thiosulfate, and lower sales prices for sulfuric acid, partially offset by higher sales prices for ammonium sulfate and ammonium thiosulfate, and higher sales volumes for sulfuric acid.

Average sales prices per ton increased for ammonium sulfate by 35% and decreased by 12% for sulfuric acid for the second quarter of 2015, as compared with the same period last year. These two products comprised 91% of our Pasadena Facility’s revenues for the second quarter of 2015 and 93% for the same period in the prior year. Ammonium sulfate sales prices increased due to a higher percentage of sales in the domestic market; continued demand for ammonium sulfate as retailers move away from ammonium nitrate; and production issues at other North American facilities. As part of our restructuring plan, we reduced our historically low-margin sales to Brazil. No ammonium sulfate sales were made to Brazil during the second quarter of 2015, while 36% of ammonium sulfate sales were to Brazil during the second quarter of 2014.

The higher sales volumes for sulfuric acid and lower sales volumes for ammonium sulfate were the result of our restructuring plan implemented in late 2014. In addition to reducing sales to Brazil, the restructuring plan included reducing expected annual production of ammonium sulfate by approximately 25%, to 500,000 tons. Sulfuric acid is a component in the production of ammonium sulfate. With reduced production of ammonium sulfate, less sulfuric acid is needed, which results in more sulfuric acid being available for sale.

During the second quarter of 2015, the sulfuric acid plant operated at reduced rates, due to a crack on the boiler exit duct. The crack was repaired during planned downtime in July 2015, and the sulfuric acid plant has subsequently operated at full rates.

Gross profit was $2.0 million for the second quarter of 2015, compared to a gross loss of $(4.7) million for the same period last year. Gross profit margin for the second quarter of 2015 was 5% compared to a gross loss margin of (12%) for the same period last year. The increases in gross profit and gross profit margins were primarily due to higher sales prices for ammonium sulfate and ammonium thiosulfate, higher sales volumes for sulfuric acid, lower operating costs due to the restructuring and a decrease in the write down of inventories.

Adjusted EBITDA for the second quarter of 2015 was $3.4 million, compared to an Adjusted EBITDA loss of $(3.8) million in the corresponding period in 2014.

The Pasadena Facility incurred an asset impairment charge of $101.8 million in the second quarter of 2015. The impairment reduced property, plant and equipment by $81.3 million and eliminated intangible assets by $20.5 million. In the corresponding period last year, the facility incurred a goodwill impairment of $27.2 million, which eliminated all the remaining goodwill associated with the facility.

Net loss was $(99.5) million for the second quarter 2015, compared to a net loss of $(33.5) million for the same period last year. Net income was $2.2 million for the second quarter of 2015, excluding the loss due to the asset impairment. This compares to a net loss of $(6.3) million, for the prior year period, excluding the goodwill impairment.

Six Months Ended June 30, 2015

Revenues for the six months ended June 30, 2015 were $179.0 million, compared to $169.9 million for the prior year period. Gross profit for the six months ended June 30, 2015 was $63.5 million, compared to $42.0 million in the prior year period. Adjusted EBITDA for the six months ended June 30, 2015 was $66.8 million, compared to $42.2 million for the prior year period.

During the six months ended June 30, 2015, Rentech Nitrogen recorded an asset impairment charge of $101.8 million for the Pasadena Facility, due to our conclusion that our process to evaluate strategic alternatives and the announced agreement with CVR Partners made it more likely than not that the facility would be sold or otherwise disposed of before the end of its previously estimated useful life. This conclusion requires that the estimate of future cash flows used to calculate the fair value of the facility must include estimated sale proceeds and interim cash flows leading up to the sale.

Net loss for the six months ended June 30, 2015 was $(57.3) million, or $(1.47) per unit. This compares to a net loss of $(5.8) million, or $(0.15) per basic unit, for the prior year period. Net income was $44.5 million, or $1.15 per unit, for the six months ended June 30, 2015, excluding the Pasadena asset impairment. This compares to $21.4 million, or $0.55 per unit, for the prior year period, excluding an impairment to Pasadena goodwill.

East Dubuque Facility

Revenues for the six months ended June 30, 2015 were $108.8 million, compared to $102.4 million for the same period last year. The increase was primarily due to higher sales volumes and prices for ammonia, partially offset by lower sales volumes and prices for UAN, and lower natural gas sales.

Average sales prices per ton for the six months ended June 30, 2015 were 3% higher for ammonia and 5% lower for UAN, compared with the same period last year. These two products comprised 85% of our East Dubuque Facility’s revenues for the six months ended June 30, 2015 and 80% for the same period last year.

Gross profit was $60.1 million for the six months ended June 30, 2015, compared to $45.4 million for the same period last year. Gross profit margin was 55% for the six months ended June 30, 2015, compared to 44% for the prior year period. The increases in gross profit and gross margin were primarily due to higher sales volumes and prices for ammonia, business interruption insurance proceeds of $4.4 million and unrealized gains on natural gas derivatives, partially offset by lower sales volumes and prices for UAN. Gross profit margin, without business interruption insurance proceeds and natural gas derivatives, was 47% for the six months ended June 30, 2015, compared to 45%, without natural gas derivatives, for the same period in the prior year.

Adjusted EBITDA for the six months ended June 30, 2015 was $65.9 million, compared to $50.2 million for the prior year period.

Net income was $57.2 million for the six months ended June 30, 2015, compared to $42.8 million for the prior year period.

Pasadena Facility

Revenues for the six months ended June 30, 2015 were $70.2 million, compared to $67.5 million for the same period last year. The increase was due to higher sales prices for ammonium sulfate and ammonium thiosulfate, and higher sales volumes for sulfuric acid, partially offset by lower sales volumes for ammonium sulfate and ammonium thiosulfate, and lower sales prices for sulfuric acid.

Average sales prices per ton increased by 32% for ammonium sulfate and decreased by 5% for sulfuric acid for the six months ended June 30, 2015, compared to the same period last year. These two products comprised 90% of revenues for the six months June 30, 2015 and 89% for the same period last year.

Gross profit was $3.4 million for the six months ended June 30, 2015, compared to gross loss of $(3.4) million for the same period last year. Gross margin for the six months ended June 30, 2015 was 5%, compared to gross loss margin of (5%) for the same period last year. The increases in gross profit and gross profit margins were primarily due to higher sales prices for ammonium sulfate and ammonium thiosulfate, higher sales volumes for sulfuric acid, a decrease in operating costs due to the restructuring and a decrease in the write down of inventories.

Adjusted EBITDA was $5.4 million for the six months ended June 30, 2015, compared to an Adjusted EBITDA loss of $(3.5) million for the same period last year.

The Pasadena Facility incurred an asset impairment charge of $101.8 million for the six months ended June 30, 2015. The impairment reduced property, plant and equipment by $81.3 million and eliminated intangible assets by $20.5 million. In the corresponding period last year, the facility incurred a goodwill impairment of $27.2 million, which eliminated all the remaining goodwill associated with the facility.

Net loss was $(99.4) million for the six months ended June 30, 2015, compared to a net loss of $(34.3) million in 2014. Net income was $2.4 million for the six months ended June 30, 2015, excluding the loss due to the asset impairment. This compares to a net loss of $(7.1) million, for the six months ended June 30, 2014, excluding the goodwill impairment.

Outlook

Third Quarter 2015 Guidance

Rentech Nitrogen expects results for the third quarter of 2015 to be seasonally low. The partnership provided the following forecast for product deliveries, consumption of inputs and capital expenditures for the third quarter of 2015.

3Q15
Forecasted Deliveries (in thousand tons)
East Dubuque Facility
Ammonia	21
UAN	83
Urea (liquid and granular)	13
Nitric acid	3

Pasadena Facility
Ammonium sulfate	169
Sulfuric acid	46
Ammonium thiosulfate	16

Forecasted Consumption in Deliveries
East Dubuque Facility
Natural gas (in million MMBtus)	2.4

Pasadena Facility
Ammonia	45
Sulfur	61
Sulfuric acid	173

Maintenance Capital Expenditures (in millions)
East Dubuque Facility	$3.7
Pasadena Facility	$2.0

Growth Capital Expenditures (in millions)[1]
East Dubuque Facility	$5.2
Ammonia converter project	$4.3
Pasadena Facility	$—

1We expect to fund growth capital expenditures with borrowings under the partnership’s credit facility.

2015 Outlook and Progress

The partnership is currently projecting consolidated adjusted EBITDA to be approximately $118 million in 2015, a significant improvement from last year. For 2015, the partnership projects Adjusted EBITDA of approximately $117 million for East Dubuque and approximately $10 million for Pasadena. Rentech Nitrogen projects cash distributions for 2015 to be approximately $2.00 per unit. Our previously provided guidance for 2015 production, deliveries and consumption of inputs is unchanged.

	For the Twelve Months Ending December 31, 2015
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(stated in millions, except per unit data)
Net income (loss)	$99	$(101)	$(31)	$(33)
Add:
Net interest expense	—	—	22	22
Depreciation and amortization	18	11	—	29
Other	—	100	—	100
Adjusted EBITDA	$117	$10	$(9)	$118
Less: Maintenance capital expenditures	(11)	(4)	—	(15)
Less: Net interest expense	—	—	(22)	(22)
Plus: Non-cash compensation expense	—	—	2	2
Cash available for distribution	$106	$6	$(29)	$83
Cash available for distribution, per unit	$2.72	$0.15	$(0.74)	2.13
Less: Replenishment of reserves for WC purposes	—	—	(5)	(5)
Cash distribution	$106	$6	$(34)	$78
Cash distribution, per unit	$2.72	$0.15	$(0.87)	2.00
Common units outstanding	39	39	39	39

Rentech Nitrogen provided the following key operating metrics, progress against its forecasted product deliveries and consumption of inputs for 2015 for the East Dubuque and Pasadena facilities:

Locked-in or Delivered
East Dubuque Facility
Deliveries[1]
Ammonia
Tons (in thousands)	138 or 68%
Average price	$554
UAN
Tons (in thousands)	281 or 100%
Average price	$255
Natural Gas in Cost of Sales[1]
(million MMBtus)	11.3 or 87%
Purchased average cost per MMBtu (including transportation costs)	$3.82
Unrealized derivatives (gain) per MMBtu	$(0.37)
Average cost per MMBtu (including transportation costs)	$3.45
Pasadena Facility
Deliveries and Commitments[1]
Ammonium sulfate
Tons (in thousands)	329 or 62%
Average price	$246

1Through July 30, 2015.

Second Quarter 2015 Cash Available for Distribution

Cash distributions for the second quarter of 2015 will total $38.9 million, or $1.00 per unit. The distribution will be paid on August 28, 2015 to unit holders of record as of August 21, 2015. The calculation of the cash available for distribution appears below in this press release.

Conference Call with Management

Rentech Nitrogen will hold a conference call today, August 11, 2015 at 7:00 a.m. PDT, during which senior management will review the partnership’s financial results for this period and provide an update on the business. Callers may listen to the live presentation, which will be followed by a question and answer segment, by dialing 800-774-6070 or 630-691-2753 and entering the pass code 7746425#. An audio webcast of the call will be available at www.rentechnitrogen.com within the Investor Relations portion of the site under the Presentations section. A replay will be available by audio webcast and teleconference from 9:30 a.m. PDT on August 11 through 11:59 p.m. PDT on August 18. The replay teleconference will be available by dialing 888-843-7419 or 630-652-3042 and entering the audience passcode 7746425#.

Rentech Nitrogen Partners, L.P.

Consolidated Statements of Operations

(Amounts in Thousands, Except per Unit Data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
	(Unaudited)		(Unaudited)
Revenues	$109,853	$113,609	$179,027	$169,889
Cost of sales	65,127	85,390	115,518	127,906
Gross profit	44,726	28,219	63,509	41,983
Operating expenses
Selling, general and administrative expense	4,166	4,504	8,502	9,782
Depreciation and amortization	424	375	853	708
Pasadena asset impairment	101,772	—	101,772	—
Pasadena goodwill impairment	—	27,202	—	27,202
Other expense	431	228	427	222
Total operating expenses	106,793	32,309	111,554	37,914
Operating income (loss)	(62,067)	(4,090)	(48,045)	4,069
Other expense, net
Interest expense	(5,546)	(4,809)	(10,574)	(9,813)
Other income, net	1,411	—	1,408	—
Total other expenses, net	(4,135)	(4,809)	(9,166)	(9,813)
Loss before income taxes	(66,202)	(8,899)	(57,211)	(5,744)
Income tax expense	9	25	47	55
Net loss	$(66,211)	$(8,924)	$(57,258)	$(5,799)
Net loss per common unit allocated to common unitholders - Basic	$(1.70)	$(0.23)	$(1.47)	$(0.15)
Net loss per common unit allocated to common unitholders - Diluted	$(1.70)	$(0.23)	$(1.47)	$(0.15)
Weighted-average units used to compute net loss per common unit:
Basic	38,915	38,891	38,914	38,890
Diluted	38,915	38,891	38,914	38,890

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
	2015	2014	2015	2014
Production Tons (in thousands)
East Dubuque Facility:
Ammonia	89	85	172	163
Ammonia Available for Sale (included in line above)	50	48	96	85
UAN	69	71	139	150
Other Products (excludes CO2 )	75	74	146	151
Pasadena Facility:
Ammonium Sulfate	133	144	262	290
Sulfuric Acid	121	100	264	229
Ammonium Thiosulfate	16	15	35	35
Delivered Tons (in thousands)
East Dubuque Facility:
Ammonia	79	72	110	79
UAN	62	82	110	131
Other Products (excludes CO2 )	19	17	37	33
Pasadena Facility:
Ammonium Sulfate	116	174	218	286
Sulfuric Acid	36	20	74	41
Ammonium Thiosulfate	15	21	38	43

Average Sales Price per Ton
East Dubuque Facility:
Ammonia	$580	$548	$564	$547
UAN	$286	$309	$278	$292
Pasadena Facility:
Ammonium Sulfate	$273	$202	$260	$197
Sulfuric Acid	$84	$93	$86	$89
Ammonium Thiosulfate	$82	$107	$164	$147

Input Costs
East Dubuque Facility:
Natural Gas
Natural Gas Used in Production (Thousand MMBtus)	3,169	3,030	6,191	5,888
Average Natural Gas Cost per MMBtu, including transportation cost, used in production	$3.27	$4.99	$3.96	$5.08

Natural Gas in Cost of Sales (Thousand MMBtus)	4,050	4,100	6,236	5,621
Purchased Average Natural Gas Cost per MMBtu, Including Transportation Cost	$4.12	$5.08	$4.35	$5.13
Unrealized Loss (Gain) on Derivatives	$(0.40)	$0.13	$(0.68)	$0.10
Average Natural Gas Cost per MMBtu, Including Transportation Cost	$3.72	$5.21	$3.67	$5.23

Input Costs
Pasadena Facility:
Ammonia
Ammonia Used in Production (Thousand Tons)	36	36	72	79
Ammonia in Cost of Sales (Thousand Tons)	32	47	61	79
Sulfur
Sulfur Used in Production (Thousand Tons)	44	37	96	84
Sulfur in Cost of Sales (Thousand Tons)	44	35	86	94
On-Stream Rates[1]:
East Dubuque Facility:
Ammonia	100.0%	100.0%	100.0%	100.0%
UAN	100.0%	100.0%	100.0%	98.9%
Pasadena Facility:
Ammonium Sulfate	86.1%	81.9%	87.5%	81.5%
Sulfuric Acid	94.7%	99.2%	96.9%	98.8%

1 The on-stream factors for the ammonia, UAN, ammonium sulfate and sulfuric acid plants equal the total days the applicable plant operated in any given period, divided by the total days in the period.

Rentech Nitrogen Partners, L.P.

Statements of Operations by Business Segment

(Stated in Thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2015	2014	2015	2014
	(in thousands)
Revenues
East Dubuque	$72,060	$73,943	$108,812	$102,434
Pasadena	37,793	39,666	70,215	67,455
Total revenues	$109,853	$113,609	$179,027	$169,889
Gross profit (loss)
East Dubuque	$42,680	$32,952	$60,121	$45,350
Pasadena	2,046	(4,733)	3,388	(3,367)
Total gross profit	$44,726	$28,219	$63,509	$41,983
Selling, general and administrative expenses
East Dubuque	$1,000	$1,088	$2,346	$2,221
Pasadena	844	1,247	1,640	3,076
Total segment selling, general and administrative expenses	$1,844	$2,335	$3,986	$5,297
Depreciation and amortization
East Dubuque	$65	$38	$134	$75
Pasadena	359	337	719	633
Total segment depreciation and amortization recorded in operating expenses	424	375	853	708
Net income (loss)
East Dubuque	$41,197	$31,578	$57,219	$42,787
Pasadena	(99,526)	(33,546)	(99,363)	(34,332)
Total segment net income (loss)	$(58,329)	$(1,968)	$(42,144)	$8,455
Reconciliation of segment net income (loss) to consolidated net loss:
Segment net income (loss)	$(58,329)	$(1,968)	$(42,144)	$8,455
Partnership and unallocated expenses recorded as selling, general and administrative expenses	(2,322)	(2,169)	(4,516)	(4,485)
Partnership and unallocated expenses recorded as other expense	(31)	—	(60)	—
Unallocated interest expense	(5,529)	(4,787)	(10,538)	(9,769)
Consolidated net loss	$(66,211)	$(8,924)	$(57,258)	$(5,799)

Rentech Nitrogen Partners, L.P.

Selected Balance Sheet Data

(Stated in Thousands)

	As of June 30, 2015	As of December 31, 2014
	(in thousands)
Cash	$38,501	$28,028
Working capital	43,743	14,499
Construction in progress	12,726	47,758
Total assets	328,045	414,316
Debt	344,000	335,000
Total partners' capital (deficit)	(73,468)	8,891

Disclosure Regarding Non-GAAP Financial Measures

Adjusted EBITDA is defined as net income (loss) plus net interest expense and other financing costs, income tax expense, depreciation and amortization and unusual items, like impairment charges. As used in this table, we calculate cash available for distribution as Adjusted EBITDA plus non-cash compensation expense, less the sum of maintenance capital expenditures not funded by financing proceeds, net interest expense and cash reserved for working capital purposes. Adjusted EBITDA and cash available for distribution are used as supplemental financial measures by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and
•

our operating performance and return on invested capital compared to those of other publicly traded limited partnerships and other public companies, without regard to financing methods and capital structure.

Net income (loss) excluding impairments are included to provide management and investors with net income results for Rentech Nitrogen and Pasadena that are more easily compared to the prior year period.

Non-GAAP financial measures should not be considered alternatives to any measure of financial performance or liquidity presented in accordance with GAAP. Non-GAAP financial measures may have material limitations as performance measures because they exclude items that are necessary elements of our costs and operations. In addition, Adjusted EBITDA and cash available for distribution presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

The table below reconciles Adjusted EBITDA to net income (loss) for the second quarter of 2015. It also reconciles cash available for distribution to Adjusted EBITDA, both of which are non-GAAP financial measures, for the second quarter of 2015.

	For the Three Months Ended June 30, 2015
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(in thousands, except per unit data)
Net income (loss)	$41,197	$(99,526)	$(7,882)	$(66,211)
Add:
Net interest expense	17	—	5,529	5,546
Pasadena asset impairment	—	101,772	—	101,772
Income tax expense	(14)	23	—	9
Depreciation and amortization	5,384	2,570	—	7,954
Other	(16)	(1,425)	30	(1,411)
Adjusted EBITDA	$46,568	$3,414	$(2,323)	$47,659
Plus: Non-cash compensation expense	—	—	387	387
Less: Maintenance capital expenditures	(2,376)	(998)	—	(3,374)
Less: Net interest expense	(17)	—	(5,529)	(5,546)
Less: Cash reserved for working capital purposes	—	—	(198)	(198)
Plus: Distributions of cash reserves	—	—	—	—
Cash available for distribution	$44,175	$2,416	$(7,663)	$38,928
Cash available for distribution, per unit	$1.13	$0.06	$(0.19)	1.00
Common units outstanding	38,928	38,928	38,928	38,928

The table below reconciles Adjusted EBITDA, which is a non-GAAP financial measure, to net income (loss) for the six months ended June 30, 2015.

	For the Six Months Ended June 30, 2015
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(in thousands, except per unit data)
Net income (loss)	$57,219	$(99,363)	$(15,114)	$(57,258)
Add:
Net interest expense	36	—	10,538	10,574
Pasadena asset impairment	—	101,772	—	101,772
Income tax expense	—	47	—	47
Depreciation and amortization	8,692	4,405	—	13,097
Other	(42)	(1,425)	59	(1,408)
Adjusted EBITDA	$65,905	$5,436	$(4,517)	$66,824

The table below reconciles Adjusted EBITDA to net income (loss) for the three months ended June 30, 2014.

	For the Three Months Ended June 30, 2014
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(in thousands, except per unit data)
Net income (loss)	$31,578	$(33,546)	$(6,956)	$(8,924)
Add:
Net interest expense	22	—	4,787	4,809
Pasadena goodwill impairment	—	27,202	—	27,202
Income tax expense	(2)	27	—	25
Depreciation and amortization	5,155	2,474	—	7,629
Other	—	—	—	—
Adjusted EBITDA	$36,753	$(3,843)	$(2,169)	$30,741

The table below reconciles Adjusted EBITDA to net income (loss) for the six months ended June 30, 2014.

	For the Six Months Ended June 30, 2014
	East Dubuque Facility	Pasadena Facility	Partnership Level	Consolidated
	(in thousands, except per unit data)
Net income (loss)	$42,787	$(34,332)	$(14,254)	$(5,799)
Add:
Net interest expense	44	—	9,769	9,813
Pasadena goodwill impairment	—	27,202	—	27,202
Income tax expense	1	54	—	55
Depreciation and amortization	7,397	3,536	—	10,933
Other	—	—	—	—
Adjusted EBITDA	$50,229	$(3,540)	$(4,485)	$42,204

The table below reconciles net income (loss) excluding impairments for the second quarters of 2015 and 2014.

	For the Three Months Ended June 30,
(Stated in Thousands, Except per Unit Data)	2015	2014
	(unaudited)
Net loss attributable to common unit holders	$(66,211)	$(8,924)
Pasadena asset impairment	101,772	—
Pasadena goodwill impairment	—	27,202
Net income attributable to common unit holders excluding the Pasadena asset and goodwill impairments	$35,561	$18,278
Net loss per unit attributable to common unit holders	$(1.70)	$(0.23)
Per unit Pasadena asset impairment	2.62	—
Per unit Pasadena goodwill impairment	—	0.70
Net income per unit attributable to common unit holders excluding the Pasadena asset and goodwill impairments	$0.92	$0.47
Weighted-Average Common Units Outstanding	38,915	38,891

The table below reconciles net income (loss) excluding impairments for the six months ended June 30, 2015 and 2014.

	For the Six Months Ended June 30,
(Stated in Thousands, Except per Unit Data)	2015	2014
	(unaudited)
Net loss attributable to common unit holders	$(57,258)	$(5,799)
Pasadena asset impairment	101,772	—
Pasadena goodwill impairment	—	27,202
Net income attributable to common unit holders excluding the Pasadena asset and goodwill impairments	$44,514	$21,403
Net loss per unit attributable to common unit holders	$(1.47)	$(0.15)
Per unit Pasadena asset impairment	2.62	—
Per unit Pasadena goodwill impairment	—	0.70
Net income per unit attributable to common unit holders excluding the Pasadena asset and goodwill impairments	$1.15	$0.55
Weighted-Average Common Units Outstanding	38,914	38,890

The table below reconciles net loss attributable to the Pasadena facility excluding impairments for the second quarters of 2015 and 2014.

	For the Three Months Ended June 30,
(Stated in thousands)	2015	2014
	(unaudited)
Net loss for Pasadena	$(99,526)	$(33,546)
Pasadena asset impairment	101,772	—
Pasadena goodwill impairment	—	27,202
Net income (loss) attributable to Pasadena excluding the Pasadena asset and goodwill impairments	$2,246	$(6,344)

The table below reconciles net loss attributable to the Pasadena facility excluding impairments for the six months ended June 30, 2015 and 2014.

	For the Six Months Ended June 30,
(Stated in thousands)	2015	2014
	(unaudited)
Net loss for Pasadena	$(99,363)	$(34,332)
Pasadena asset impairment	101,772	—
Pasadena goodwill impairment	—	27,202
Net income (loss) attributable to Pasadena excluding the Pasadena asset and goodwill impairments	$2,409	$(7,130)

About Rentech Nitrogen, L.P.

Rentech Nitrogen (www.rentechnitrogen.com) was formed by Rentech, Inc. to own, operate and expand its nitrogen fertilizer business. Rentech Nitrogen’s assets consist of two fertilizer production facilities owned by its operating subsidiaries. The East Dubuque facility is located in the northwestern corner of Illinois, and uses natural gas as a feedstock to produce primarily anhydrous ammonia and UAN solution for sale to customers in the Mid Corn Belt. The Pasadena facility is located in Pasadena, Texas, along the Houston Ship Channel; it uses ammonia and sulfur as feedstocks to produce ammonium sulfate and ammonium thiosulfate fertilizers, and sulfuric acid. Rentech Nitrogen is the largest producer of synthetic granulated ammonium sulfate fertilizer in North America, with sales in the United States and internationally.

Additional Information About the Proposed Transaction

In connection with the proposed transaction, CVR Partners intends to file a registration statement on Form S-4 that will include a prospectus of CVR Partners and a proxy statement of Rentech Nitrogen, and CVR Partners and Rentech Nitrogen intend to file other documents, with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A definitive proxy statement / prospectus will be sent to unitholders of Rentech Nitrogen seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus (when available) and other documents filed by CVR Partners and Rentech Nitrogen with the SEC at the SEC's website, www.sec.gov. The definitive proxy statement / prospectus (when available) and such other documents relating to CVR Partners may also be obtained free of charge by directing a request to CVR Partners LP, Attn: Investor Relations, 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479. The definitive proxy statement / prospectus (when available) and such other documents relating to Rentech Nitrogen may also be obtained free of charge by directing a request to Rentech Nitrogen Partners, L.P., Attn: Investor Relations, Julie Dawoodjee Cafarella, 10877 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024.

Participants in the Solicitation

CVR Partners, Rentech Nitrogen and their respective directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies in connection with the proposed transaction. Information regarding directors and executive officers of CVR Partners’ general partner is contained in CVR Partners’ Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. Information regarding directors and executive officers of

Rentech Nitrogen’s general partner is contained in Rentech Nitrogen’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains forward-looking statements about matters such as: our forecasts for 2015; the outlook for our nitrogen fertilizer businesses; trends in the pricing and demand for our nitrogen fertilizer products; the ability to consummate the proposed transaction with CVR Partners; and our ability to sell the Pasadena facility. These statements are based on management’s current expectations. Actual results may differ materially as a result of various risks and uncertainties. Other factors that could cause actual results to differ from those reflected in the forward-looking statements are set forth in Rentech Nitrogen’s prior press releases and periodic public filings with the Securities and Exchange Commission, which are available on Rentech Nitrogen’s website at www.rentechnitrogen.com. The forward-looking statements in this press release are made as of the date of this press release. Rentech Nitrogen does not undertake to revise or update these forward-looking statements, except to the extent that it is required to do so under applicable law.

Qualified Notice to Nominees and Brokers

This release is intended to serve as a qualified notice to nominees and brokers as provided for under Treasury Regulation Section 1.1446-4(b). Please note that 100 percent of Rentech Nitrogen’s distributions to foreign investors are attributable to income that is effectively connected with a United States trade or business. Accordingly, Rentech Nitrogen’s distributions to foreign investors are subject to federal income tax withholding at the highest effective tax rate.

Source: Rentech Nitrogen Partners, L.P.

Rentech Nitrogen Partners, L.P.

Julie Dawoodjee Cafarella

Vice president of Investor Relations and Communications

310-571-9800

ir@rnp.net